CANADA LIFE FINANCIAL CORPORATION

Renewal Annual Information Form

For the Year Ended December 31, 2002

March 22, 2003

     This Renewal Annual Information Form (“AIF”) is intended to provide background information that is essential to an understanding of the nature of Canada Life Financial Corporation (“CLF”) and its operations. CLF and its subsidiaries, including The Canada Life Assurance Company (“CLA”), are collectively referred to herein as the “Company”. All financial information included in this AIF is prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) in Canadian dollars, unless otherwise stated.

Documents and Information Incorporated by Reference

     Documents and information filed with applicable securities regulators in Canada and incorporated by reference in this AIF include the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2002.

Annual Information Form Item

	Page Reference

		Incorporated by Reference from:

	This	Consolidated	Management’s
	Annual Information	Financial	Discussion and
	Form	Statements	Analysis

CORPORATE STRUCTURE
Name and incorporation	2
Inter-corporate relationships	2

GENERAL DEVELOPMENT OF THE BUSINESS	3		X

NARRATIVE DESCRIPTION OF THE BUSINESS
Business overview			X
Competitive market conditions			X
Business segment description			X

REGULATORY OVERVIEW	4

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Three-year financial information	5
Consolidated Financial Statements and Notes		X
Shareholder dividends	6

MANAGEMENT’S DISCUSSION AND ANALYSIS			X

MARKET FOR SECURITIES	6

DIRECTORS AND SENIOR MANAGEMENT
Directors and Board Committees	6
Senior Management	6
Shareholdings of Directors and Senior Management	7

ADDITIONAL INFORMATION	10

     This AIF and the documents incorporated by reference herein provide management with the opportunity to discuss the financial performance and condition of the Company and, as such, may contain forward-looking statements about the Company, including its business operations and strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or the negative versions thereof and similar expressions are forward-looking statements. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by forward-looking statements made by the

Canada Life Financial Corporation	2002 Annual Information Form – 1

Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition, changes in government regulations and other factors discussed in materials filed by the Company with applicable securities regulatory authorities from time to time.

CORPORATE STRUCTURE

Name and Incorporation

     CLF was incorporated under the Insurance Companies Act (Canada) (the “ICA”) on June 21, 1999 for the purpose of becoming the parent company of CLA following CLA’s demutualization. Currently, the only business of CLF is the holding of all of the common shares of CLA through which the Company conducts all of its activities.

     CLA is Canada’s oldest domestic life insurer. CLA was established on August 21, 1847 and was incorporated on April 25, 1849. In 1962, CLA became a mutual life insurance company governed by the predecessor to the ICA. In 1994, CLA amalgamated with its wholly-owned subsidiary, New York Life Insurance Company of Canada, pursuant to Letters Patent of Amalgamation dated April 1, 1994 issued under the ICA. On July 1, 1999, CLA amalgamated with its wholly-owned subsidiary, Crown Life Insurance Company of Canada pursuant to Letters Patent of Amalgamation issued under the ICA. On November 4, 1999, CLA became a stock life insurance company pursuant to Letters Patent of Conversion issued under the ICA. On January 1, 2002, CLA amalgamated with its wholly-owned subsidiary, 3965058 Canada Limited, pursuant to Letters of Patent of Amalgamation issued under the ICA.

     CLF and CLA are both life insurance companies governed by the ICA. The head office for both CLA and CLF is located at 330 University Avenue, Toronto, Ontario, Canada M5G 1R8. The Company has divisional head offices in Toronto, Ontario, Canada; Potters Bar, Hertfordshire, England; Atlanta, Georgia, United States; and Blackrock, Dublin, Republic of Ireland. Each of CLF and CLA is a reporting issuer or its equivalent in each of the provinces and territories of Canada.

Intercorporate Relationships

     The following chart illustrates the corporate relationships among CLF and its subsidiaries as at December 31, 2002:

     CLF indirectly beneficially owns 100% of each class of voting and non-voting securities of each subsidiary through CLA unless otherwise noted.(1)

Subsidiary Name	Jurisdiction of Incorporation or Continuance

The Canada Life Assurance Company	Canada
Canada Life Capital Corporation Inc.	Canada
Canada Life International Holdings Limited	Bermuda
Canada Life Irish Holding Company Limited	Republic of Ireland
Canada Life Management Services Limited	Republic of Ireland
Canada Life Assurance (Ireland) Limited	Republic of Ireland
F.S.D. Investments Limited	Republic of Ireland
Canada Life Pension and Annuities (Ireland) Limited	Republic of Ireland
Setanta Asset Management Limited	Republic of Ireland
Canada Life Assurance Europe Limited	Republic of Ireland
CLAI Limited	Republic of Ireland
The Canada Life Assurance Company of Ireland Limited	Republic of Ireland
Canada Life International Re Limited	Republic of Ireland
Canada Life Reinsurance International Ltd.	Bermuda
Canada Life Insurance Company of Puerto Rico, Inc.	Puerto Rico
The Canada Life Group (U.K.) Limited	United Kingdom
CLFIS (U.K.) Limited	United Kingdom
Copia Investors Limited	United Kingdom
Canada Life Trustee Services (U.K.) Limited	United Kingdom
Copia Property Limited	United Kingdom

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Subsidiary Name	Jurisdiction of Incorporation or Continuance

Canada Life Limited	United Kingdom
Canada Life Irish Operations Limited	United Kingdom
Canada Life Ireland Holdings Limited	United Kingdom
Canada Life (U.K.) Limited	United Kingdom
Albany Life Assurance Company Limited	United Kingdom
Canada Life Management (U.K.) Limited	United Kingdom
Canada Life International Limited	Isle of Man
Canada Life Services (U.K.) Limited	United Kingdom
Canada Life Fund Managers (U.K.) Limited	United Kingdom
Canada Life Pension Managers & Trustees Limited	United Kingdom
Canada Life Group Services (U.K.) Limited	United Kingdom
Canada Life Holdings (U.K.) Limited	United Kingdom
4073649 Canada Inc.	Canada
Canada Life Finance (U.K.) Limited	United Kingdom
CLH International Capital Management Hungary Limited Liability Company	Hungary
Canada Life Brasil LTDA.	Brazil
Canada Life Previdência e Seguros S.A.	Brazil
Canada Life Administradora de Beneficios ltda. (99.9%)(2)	Brazil
Canada Life Capital Trust	Ontario
Canada Life Insurance Company of New York	United States
Canada Life Insurance Company of America	United States
Canada Life of America Financial Services, Inc.	United States
CL Capital Management, Inc.	United States
The Canada Life Insurance Company of Canada	Canada
Canada Life Financial Distribution Services Inc.	Canada
CL Capital Management (Canada) Inc.	Canada
Kanetix Ltd. (98%)	Canada
KTX Insurance Solutions Ltd. (99.9%)	Canada
KTX Financial Ltd. (99.9%)	Canada
Canada Life Securities Inc.	Canada
Canada Life Mortgage Services Ltd.	Canada
Classco Benefit Services Limited	Canada
Canadian Worksite Marketing Group Inc.	Canada
587443 Ontario Inc.	Ontario
Canada Life Securing Corporation Inc.	Ontario
Adason Properties Limited	Canada
Adason Realty Ltd.	Canada

Notes:

(1)	CLA controls 100% of the Variable Rate Cumulative Preferred Series A and 100% of the 9% Junior Preferred Series A shares of Canada Life Mortgage Services Ltd.; 100% of the Non-Redeemable Junior Preferred shares of Adason Properties Limited; 100% of the 9% Redeemable Non-cumulative Preference shares of Canada Life Management (U.K.) Limited; and 100% of the preferred shares of Canada Life Previdência e Seguros S.A.

(2)	One common share is held by a nominee director to satisfy local regulatory requirements.

GENERAL DEVELOPMENT OF THE BUSINESS

     The Company is a diversified international company offering a wide range of protection and wealth management products to individuals and groups, principally in Canada, the United Kingdom, the United States and the Republic of Ireland. The Company also provides accident and health and life reinsurance operating principally in the United States. At December 31, 2002, the Company ranked as the fourth largest Canadian life insurance company based on consolidated premiums, premium equivalents and new deposits as well as total general fund, segregated funds and other assets under administration. As at December 31, 2002, the Company had approximately 6,768 employees worldwide.

     The Company has pursued a strategy of growth through a combination of acquisitions and organic growth, including the following transactions:

•	On December 31, 2000, the Company purchased the group savings business of a Canadian chartered bank, increasing other assets under administration by $5.2 billion, adding to the Company’s wealth management business in Canada.

Canada Life Financial Corporation	2002 Annual Information Form – 3

•	During 2000, the Company acquired, through assumption reinsurance, Confederation Life Insurance Company’s Canadian payout annuity business, adding general fund assets of $717 million.

•	Effective December 31, 2000, the Company sold its general insurance subsidiary, Canada Life Casualty Insurance Company, for proceeds of $80 million exiting the general insurance business in Canada.

•	On October 1, 2002, the Company concluded an agreement to acquire a significant block of group life and long term disability insurance business in the United Kingdom. Formal transfer of the business will occur after court approval, expected in mid-2003. For cash consideration of $53 million, assets of $822 million and liabilities of $946 million were acquired.

•	On October 31, 2002, the Company purchased a leading provider of preferred term life insurance products in Canada. For cash consideration of $58 million, assets of $26 million, negative actuarial liabilities of $24 million and other liabilities of $7 million were acquired.

•	On January 1, 2003, the Company completed the acquisition of the German life insurance operations of a significant international insurer for $205 million ($98 million net of reinsurance).

On February 14, 2003, CLF and Great-West Lifeco Inc. (“Great West”) entered into a Transaction Agreement by which Great West would acquire 100% of the outstanding common shares of CLF for a combination of cash and Great West securities. The transaction requires the approval of two-thirds of shareholders voting at a special meeting of shareholders to be held on May 5, 2003, and is subject to approval by certain regulators, including the Minister of Finance of Canada, the Office of the Superintendent of Financial Institutions Canada, and Canadian and international competition authorities. A detailed discussion of this transaction is included in the Management Proxy Circular dated March 22, 2003 sent to shareholders in connection with the special meeting.

REGULATORY OVERVIEW

     As an insurance company, CLF is subject to regulation and supervision of its protection and wealth management businesses by governmental authorities in the jurisdictions in which it conducts business. The jurisdictions in which the Company carries on its protection business have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy, investment activities and restrictions on the declaration and payment of dividends on shares.

     Both CLF and CLA are governed by the ICA. This Act is administered by the Office of the Superintendent of Financial Institutions, Canada, which is charged with the responsibility of overseeing the Company’s solvency and corporate governance. The Company’s business is also subject to Canadian provincial laws and regulations.

     In the United States, the Company’s business is primarily regulated by each of the states in which it conducts business. In the United Kingdom, the Company is subject to national regulation, primarily by the Financial Services Authority. In Ireland, the primary regulator is the Central Bank.

Canada Life Financial Corporation	2002 Annual Information Form – 4

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following summary financial information has been derived from the Consolidated Financial Statements of the Company as at and for the three most recent financial years ended December 31, 2002 and should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements.

	As at or for the year ended December 31,

(in millions of Canadian dollars except per share and percentage amounts)	2002	2001	2000

Statement of Net Income Data:
Premium Revenues:
Annuities	$2,474	$2,272	$1,746
Individual life and health insurance	1,510	1,428	1,384
Group life and health insurance	1,931	1,658	1,546
Net investment income	2,154	2,241	2,306
Fee and other income	529	465	479

Total revenue	8,598	8,064	7,461

Payments to policyholders and beneficiaries	5,352	5,218	4,924
Increase in actuarial liabilities	1,129	972	707
General operating expenses	814	794	743
Commissions	539	461	409
Other	129	128	131
Income tax provision	133	153	195
Participating policyholders’ net income (loss)	3	(4)	(4)

Shareholders’ net income	499	342	356
Preferred share dividends	9	—	—

Common shareholders’ net income(1)	$490	$342	$356
Earnings per common share — basic and diluted	$3.05	$2.13	$2.22

Premiums, Premium Equivalents and New Deposits:
General fund premiums	$5,915	$5,358	$4,676
Segregated funds deposits	3,721	3,828	3,692
ASO premium equivalents and other deposits	2,372	2,043	882

	$12,008	$11,229	$9,250

Assets Under Administration:
General fund	$38,191	$34,951	$32,736
Segregated funds	21,899	22,090	22,383

	60,090	57,041	55,119
Other assets	7,913	8,384	8,138

	$68,003	$65,425	$63,257

Debt and Capitalization:
Bank loans	$3	$3	$—
Subordinated debentures	550	550	550
Canada Life Capital Securities	450	—	—

Total debt	1,003	553	550

Participating policyholders’ equity	48	40	44
Preferred shares	145	145	—
Common shares	317	317	317
Retained earnings	3,457	2,921	2,575

Total equity	$3,967	$3,423	$2,936

Total debt plus preferred shares as a percentage of total debt and equity	23.1%	17.6%	15.8%
MCCSR ratio(2)	202%	191%	197%

Notes:

(1)	2001 net income includes an $85 million provision net of tax for expected claims arising from September 11, 2001.

(2)	Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company’s primary regulator, the Office of the Superintendent of Financial Institutions, Canada.

Canada Life Financial Corporation	2002 Annual Information Form – 5

SHAREHOLDER DIVIDENDS

     CLF pays quarterly dividends to the shareholders from shareholders’ equity in a range that is similar to those paid by North American public life insurance companies. This practice is reviewed from time to time based upon and subject to CLF’s earnings, financial requirements and general economic circumstances.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Management’s Discussion and Analysis for the year ended December 31, 2002, which has been filed with each securities regulator in Canada, provides further information about the Company, its operations and financial results and position and is incorporated by reference into this AIF.

MARKET FOR SECURITIES

     The outstanding common shares of CLF are listed and posted for trading on the Toronto Stock Exchange (TSX) under the ticker symbol “CL” and on the New York Stock Exchange under the ticker symbol “CLU”. The outstanding Non-Cumulative Preferred Shares Series B of CLF are listed and posted for trading on the TSX under the ticker symbol “CL.PR.B”.

DIRECTORS AND SENIOR MANAGEMENT

     As at December 31, 2002, the following are the names, principal occupations, and municipalities of residence of the Company’s Directors and Senior Management.

DIRECTORS(2)

Name and Municipality of Residences(1)(3)	Position	Principal Occupation	Term Expiring	Committees(4)

D.A. Nield Toronto, Canada	Director	Chairman and Chief Executive Officer, CLF and CLA	2004	—

W.L. Acton Toronto, Canada	Director	President and Chief Operating Officer, CLF and CLA	2003	—

J.C. Alfano Ancaster, Canada	Director	President and Chief Executive Officer, Stelco Inc.	2004	CR, P

G.S. Bain Belfast, N. Ireland	Director	President and Vice-Chancellor, The Queen’s University of Belfast	2005	CG, HR

A.A. Bruneau St. John’s, Canada	Director	Chairman, Fortis Inc.	2005	A, CR, P

J.F. Chagnon Montreal, Canada	Director	President and Chief Executive Officer, Lallemand Inc.	2003	—

J.R. Hall Lexington, U.S.	Director	Corporate Director	2003	HR

M.L. Hepher Weybridge, England	Director	Chairman, TeleCity plc	2005	A, CR

Canada Life Financial Corporation	2002 Annual Information Form – 6

DIRECTORS(2)

Name and Municipality of Residences(1)(3)	Position	Principal Occupation	Term Expiring	Committees(4)

D.W. Kerr Toronto, Canada	Director	Executive Chairman, Noranda Inc.	2004	CG, HR

J.S. Lanthier Toronto, Canada	Director	Corporate Director	2003	A

D.W. Lay Toronto, Canada	Director	Corporate Director	2003	A, P, S

D.E. McGarry New York, U.S.	Director	Chief Marketing Officer, Xerox Corporation	2003	A, CG

R.T.F. Reid West Vancouver, Canada	Director	Chairman, B.C. Transmission Corporation(5)	2003	—

C.E. Ritchie Toronto, Canada	Director	Corporate Director	2003	HR, S

T.I. Ronald Toronto, Canada	Director	Corporate Director	2003	A, HR, S

A.R.A. Scace Toronto, Canada	Director	Partner, McCarthy Tétrault LLP	2003	CG, HR, S

J.D. Wetmore Toronto, Canada	Director	Vice-President, Ibm.com, Americas	2004	CG, HR

SENIOR MANAGEMENT

Name and Municipality of Residences(1)	Position

D.A. Nield Toronto, Canada	Chairman and Chief Executive Officer

W.L. Acton Toronto, Canada	President and Chief Operating Officer

T.J. Barry(2) Sutton, Republic of Ireland	Senior Vice-President, Irish Division

D. Barsoski Toronto, Canada	Senior Vice-President, Human Resources

R.E. Beettam(2) Atlanta, U.S.A.	Senior Vice-President, United States Division

A.D. Brands Toronto, Canada	Senior Vice-President and General Counsel

D.J. Cohen(2) Toronto, Canada	Senior Vice-President and Chief Information Officer

P.G. Crowley Oakville, Canada	Executive Vice-President and Chief Financial Officer

D.A. Gallagher(2) Toronto, Canada	Senior Vice-President, Canadian Division

Canada Life Financial Corporation	2002 Annual Information Form – 7

SENIOR MANAGEMENT

Name and Municipality of Residences(1)	Position

I. Gilmour(2) Brookmans Park, England	Senior Vice-President, United Kingdom Division

J.A. Gilmour(2) Toronto, Canada	Senior Vice-President, International and Reinsurance Division

R.W. Linden Toronto, Canada	Secretary and Chief Compliance Officer

D.A. Loney Toronto, Canada	Senior Vice-President and Chief Actuary

R.W. Morrison Toronto, Canada	Senior Vice-President and Chief Investment Officer

R.M. Smithen Toronto, Canada	Executive Vice-President

J.D. Williamson Toronto, Canada	Senior Vice-President, Strategic Planning and Business Development

Notes:

(1)	To the best of CLF’s knowledge, no disclosure with respect to the matters set out in Sections 8.2-8.5 of Form 44-101F1 of National Instrument 44-101 is required except that M. L. Hepher was a non-executive director of Professional Asset Management Ltd., a corporation incorporated in the United Kingdom, when it was placed into liquidation on October 31, 2000.

(2)	Senior Management of CLA only. All other individual members are Senior Management of both CLF and CLA. All Directors of the Board of Directors represent both CLF and CLA.

(3)	With the exception of the following, all Directors of CLF have been Directors since August 1999 (CLF was incorporated June 1999):

Name	Date of Election

W.L. Acton	August 8, 2002
J.F. Chagnon	November 6, 2002
J.S. Lanthier	June 5, 2002
R.T.F. Reid	September 4, 2002
J.D. Wetmore	May 2, 2001

(4)	Directors serve on the committee(s) of the Board as indicated: A — Audit and Risk Management; CG — Corporate Governance; CR — Conduct Review; HR — Human Resources; P — Pension; and S — Special.

(5)	As at the date of this AIF. As at December 31, 2002, Mr. Reid was President, Canada, Duke Energy Gas Transmission.

     Each of the Company’s Directors and Senior Management have been engaged for more than five years in his or her present position or in other capacities with the Company except:

•	J.R. Hall, who until 1997, was Chairman and Chief Executive Officer, Ashland Oil, Inc.

•	Michael L. Hepher, who prior to 2002 was Chairman and Chief Executive Officer of TeleCity plc. In recent years, Mr. Hepher has been a Corporate Director.

•	David. W. Kerr, who prior to his appointment in 2002 as Executive Chairman of Noranda Inc., was its President and Chief Executive Officer.

•	David W. Lay, who prior to 1999, was Deputy Chairman and Director of First Place Tower Inc.

•	Diane E. McGarry, who prior to 2001 held other positions at Xerox Corporation: from 2000 to 2001, as Chief of Staff, Office of the President and COO; in 2000, as President, North American General Markets Operations; from 1998 to 2000, as Corporate Vice-President, Vice-President and General Manager, Color Solutions Business Unit; and from 1993 to 1998, as Chairman, President and Chief Executive Officer, Xerox Canada Ltd.

•	Arthur R.A. Scace, who until 1999 was Chairman, McCarthy Tétrault LLP.

•	Effective February 15, 2000, Patrick Crowley was appointed Executive Vice-President and Chief Financial Officer. Prior to the appointment, from 1999 to 2000, Mr. Crowley was Executive Vice-President and Chief Financial Officer of Molson Inc.; from 1997 to 1999, Mr. Crowley was Executive Vice-President and Chief Financial Officer of Abitibi-Consolidated Inc.; and from 1995 to 1997, Mr. Crowley was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc.

•	Effective February 15, 2000, Robert Smithen, formerly Executive Vice-President and Chief Financial Officer, assumed the position of Executive Vice-President.

Canada Life Financial Corporation	2002 Annual Information Form – 8

•	Effective March 1, 2001, Roy W. Linden, formerly Vice-President, General Counsel and Secretary assumed the position of Secretary and Chief Compliance Officer.

•	Effective May 2, 2001, John D. Wetmore, President, ibm.com, Americas, was elected to the Board of Directors. From January 1997 to April 2001, Mr. Wetmore was President and Chief Executive Officer of IBM Canada Ltd.

•	Effective June 5, 2002, J.S. Lanthier, Corporate Director, was elected to the Board of Directors. Mr. Lanthier was the Chairman and Chief Executive Officer of KPMG Canada from 1993 to 1999.

•	Effective August 8, 2002, the title for David A. Nield changed to Chairman and Chief Executive Officer of CLF and CLA. From 1998 to 2002, Mr. Nield was Chairman, President and Chief Executive Officer of CLA. After its incorporation in 1999, he became Chairman, President and Chief Executive Officer of CLF. Prior to 1998, Mr. Nield was President and Chief Executive Officer of CLA.

•	Effective August 8, 2002, William L. Acton, President and Chief Executive Officer of CLF and CLA, was elected to the Board of Directors. From 1999 to 2002, Mr. Acton was Executive Vice-President of CLF and Executive Vice-President and Director, Canadian Division of CLA. From 1997 to 1998, he was Vice-President and Director, Canadian Division of CLA.

•	Effective September 4, 2002, Robert T.F. Reid, President, Canada, of Duke Energy Gas Transmission (formerly Westcoast Energy Inc.), was elected to the Board of Directors. From 2001 to 2002, Mr. Reid was Executive Vice-President and Chief Operating Officer of Westcoast Energy Inc. From 1997 to 2001, he was President and Chief Executive Officer of Union Gas Limited.

•	Effective October 21, 2002, J. David Williamson was appointed Senior Vice-President, Strategic Planning and Business Development. From 2001 to 2002, Mr. Williamson was Executive Vice-President and Chief Financial Officer of Clarica Life Insurance Company. From 1997 to 2001, he held the following positions at Derlan Industries Limited: Vice-President and Treasurer, Senior Vice-President and Chief Financial Officer, President and Chief Operating Officer, and President and Chief Executive Officer.

•	Effective November 6, 2002, Jean F. Chagnon, President and Chief Executive Officer of Lallemand Inc., was elected to the Board of Directors.

•	Effective November 6, 2002, Tom J. Barry was appointed to the position of Senior Vice-President, Irish Division of CLA. Mr. Barry retains the local title of Managing Director, Irish Division of CLA. From 1999 to 2001, he was Executive Director, Financial Consultancy Division of CLA. Prior to 1999, he was Chief Financial Officer and Appointed Actuary, Irish Division of CLA.

•	Effective November 6, 2002, Diane Barsoski, formerly Senior Vice-President and Director, Human Resources, assumed the position of Senior Vice-President, Human Resources.

•	Effective November 6, 2002, Ronald E. Beettam assumed the position of Senior Vice-President, United States Division of CLA. From 1998 to 2002, Mr. Beettam was Vice-President and Director, U.S. Division of CLA. From 1997 to 1998, he was Vice-President, Individual Operations, U.S. Division of CLA.

•	Effective November 6, 2002, Andrew D. Brands assumed the position of Senior Vice-President and General Counsel. Effective March 1, 2001, Andrew D. Brands was appointed Vice-President and General Counsel. From 1989 to 2001, Mr. Brands was a Senior Partner with the law firm of Smith Lyons.

•	Effective November 6, 2002, Doron J. Cohen assumed the position of Senior Vice-President and Chief Information Officer of CLA. Effective March 1, 2001, Doron J. Cohen was appointed Vice-President and Chief Information Officer of CLA. From 1999 to 2001, Mr. Cohen was a Research Director with Gartner Group Inc. Prior to 1999, he was Vice-President and Chief Information Officer of Trans Canada Pipelines, Ltd.

•	Effective November 6, 2002, Donald A. Gallagher assumed the position of Senior Vice-President, Canadian Division of CLA. From 2001 to 2002, Mr. Gallagher was appointed to the position of Vice-President and Director, Individual Investments and Pensions, Canadian Division of CLA. From 1997 to 2001 he was Vice-President and Director, Irish Division of CLA.

•	Effective November 6, 2002, Ian Gilmour assumed the position of Senior Vice-President, United Kingdom Division of CLA. Mr. Gilmour retains the local title of General Manager, United Kingdom Division of CLA. From 1997 to 2002, he was Vice-President and General Manager, United Kingdom Division of CLA.

•	Effective November 6, 2002, Joseph A. Gilmour assumed the position of Senior Vice-President, International and Reinsurance Division. From 1999 to 2002, he was Vice-President and Director, International and Reinsurance Division of CLA. From 1997 to 1999, he was Vice-President and Director, International Division of CLA.

•	Effective November 6, 2002, D. Allen Loney assumed the position of Senior Vice-President and Chief Actuary. From 1998 to 2002 he was Vice-President and Chief Actuary. From 1997 to 1998, he was Vice-President and Director, U.S. Division of CLA.

•	Effective November 6, 2002, Robert W. Morrison, formerly Vice-President and Chief Investment Officer, assumed the position of Senior Vice-President and Chief Investment Officer.

Shareholdings of Directors and Senior Management

     The number of common shares held by CLF’s Directors and Senior Management as a group at December 31, 2002, represented less than 1% of the total number of outstanding shares of CLF.

ADDITIONAL INFORMATION

     Additional information with respect to CLF, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Proxy Circular dated March 22, 2003. Additional financial information is provided in the Company’s comparative financial

Canada Life Financial Corporation	2002 Annual Information Form – 9

statements for the most recently completed financial year and interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, which have also been filed with applicable securities regulatory authorities in Canada.

     Upon request to the Secretary of CLF at its registered office, 330 University Avenue, Toronto, Ontario M5G 1R8, Canada, CLF will provide any person with a copy of:

(i)	this AIF together with any document or part thereof incorporated by reference into this AIF;

(ii)	the Company’s Management Proxy Circular which contains additional information concerning the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities;

(iii)	the audited financial statements of CLF for the year ended December 31, 2002, which contain additional financial information for the year then ended;

(iv)	any unaudited interim financial statements of CLF subsequent to December 31, 2002, and

(v)	any other documents that are incorporated by reference into a preliminary short-term prospectus or short-form prospectus filed in respect of a distribution of securities of CLF.

     A copy of any of these documents may be obtained without charge at any time when a preliminary short-form prospectus has been filed in respect of a distribution of any securities of CLF or any securities of CLF are in the course of a distribution pursuant to a short-form prospectus. At any other time, any document referred to in (i), (ii) or (iii) above may be obtained by security holders of CLF without charge and by any other person upon payment of a reasonable charge.

Canada Life Financial Corporation	2002 Annual Information Form – 10